Exhibit 99.1


                                     [LOGO]
                                PUBLICIS GROUPE

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                                 PRESS RELEASE
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                             RESPONSE TO SPECULATION


PARIS, SEPTEMBER 22, 2005--Publicis Groupe SA ("Publicis") confirms that very preliminary conversations have been held with Aegis Group plc ("Aegis") in respect of a possible offer. At this stage, it is extremely premature to conclude that these conversations will lead to an offer for Aegis.

A further announcement will be made if and when appropriate.


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                                   CONTACTS:
           Eve Magnant, Corporate Communications: + 33 (0)1 4443 7025
            Pierre Benaich, Investor Relations: + 33 (0)1 4443 6500
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DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Aegis and Publicis, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Aegis or Publicis is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Aegis and Publicis by Aegis or by Publicis, or by any by of their respective "associates" (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.


PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as the world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM


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